Filed by Viasat, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: RigNet, Inc.

(Subject Company Commission File No.: 001-35003)

This filing relates to the proposed merger involving Viasat, Inc., a Delaware corporation (“Viasat”), Royal Acquisition Sub, Inc., a Delaware corporation (“Acquisition Sub”) and RigNet, Inc., a Delaware corporation (“RigNet”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of December 20, 2020, by and among Viasat, Acquisition Sub and RigNet.

The following is a transcript of an investor conference call hosted on December 21, 2020, discussing the potential transaction between Viasat and RigNet. An audio replay of this conference call was made available on Viasat’s investor relations website (http://investors.viasat.com) on December 21, 2020.

CORPORATE PARTICIPANTS

Richard Allan Baldridge	Steven E. Pickett
President, Chief Operating Officer & Director, ViaSat, Inc.	President, Chief Executive Officer & Director, RigNet, Inc.

Robert James Blair
Secretary, Vice President & General Counsel, ViaSat, Inc.

MANAGEMENT DISCUSSION SECTION

Operator: Welcome to today’s Viasat definitive agreement to acquire RigNet. Leading the call will be Rick Baldridge, President and CEO of Viasat; and Steve Pickett, President and CEO of RigNet. I will now pass the call over to Rick Baldridge.

Richard Allan Baldridge

President, Chief Operating Officer & Director, ViaSat, Inc.

Okay thanks. Before we start I want to introduce just a couple more people on here today: Shawn Duffy, our Viasat CFO; Lee Ahlstrom, RigNet CFO; and Robert Blair, our General Counsel; and Paul Froelich, Head of Treasury and Corporate Development for Viasat. So before we get started Robert, turn over to you.

Robert James Blair

Secretary, Vice President & General Counsel, ViaSat, Inc.

Great. Thanks, Rick. As you know, this discussion will contain forward-looking statements. This is a reminder that factors could cause actual results to differ materially. Additional information concerning these factors contained in both Viasat’s and RigNet’s SEC filings including the most recent reports on forms 10-K and 10-Q which are available at the SEC or on each company’s respective website. Back to you, Rick.

Richard Allan Baldridge

President, Chief Operating Officer & Director, ViaSat, Inc.

All right. Welcome, everybody. Happy to be here and talking about Viasat and RigNet’s coming together, a future partnership. We’ve been talking about our focus on execution with ViaSat-3 coming online over the last few quarters as we get ready for our first launch. Diversification in other verticals is a key part of that, and this is just an example. We see RigNet as part of our global initiative and diversification really in the areas that are bandwidth-intensive areas like energy and mining and shipping and maritime.

So this transaction is structured as a stock for stock deal. It’s intended to be tax free for the RigNet shareholders. There’s a fixed exchange ratio and really, it represents about an 18% premium for RigNet based on the two companies’ 20-day volume weighted average prices or VWAP, values the enterprise that we’re acquiring about $222 million based on the equity and the amount of debt that we’re assuming. The pro forma transaction for RigNet shareholders afterwards would own about 5.7% of the new company stock.

From just an overall management standpoint, RigNet will become part of our Global Enterprise and Mobility business unit which is led by our President Jimmy Dodd of that group. And the RigNet team, they’re headquartered out of Houston, Texas in which where management is expected to stay, provide leadership and their knowledge and the customer relationship and support from there. We expect the transaction to close by midyear of 2021 subject to the approval of RigNet shareholders and other customary closing conditions. Notably, KKR, RigNet’s largest shareholder, supported the transaction. We’re looking forward to having them as shareholders in the company.

So, for those of you that are not totally familiar with Viasat, this chart has most of that information on it. We’re a global satellite-based services and network products company across consumer enterprise, government segments with both fixed and mobile services. Our mobile business has been growing a lot in the last few years, obviously down a little bit this year. We have over $2 billion in revenues, nearly $500 million in EBITDA from the last trailing 12 months. We’ve sustained really solid performance through this pandemic. Thanks to – mainly thanks to the diversity of our business model which is led by strong demand for fixed broadband services and government offerings, recognizing the obvious headwinds that we’ve seen in air travel. We also have a strong international footprint but bringing RigNet into the fold really enhances that global coverage.

A little bit about kind of our strategic rationale, what we’re thinking here. This gives us new vertical industry at scale in bandwidth-intensive area where we think that’s where our real strength is. The combined domain expertise of the two of us puts us in a better position for expansion into other adjacent industries and remote enterprise applications such as mining and shipping and maritime which, by their nature, are really difficult to serve especially with the types of high bandwidth services that we think that is going to be in high demand.

RigNet has over 50 customers – has customers in over 50 countries, have over 650 employees with more than half of its employees in international market areas. We see RigNet’s strong global support infrastructure and operations foundation as key enablers that help accelerate our global expansion strategy, and we’re excited about that. The international presence aligns obviously with our expanding operations as we bring the three ViaSat-3 satellites into the marketplace. We’ve talked in previous quarters about that being a key priority in getting the leadership teams and the infrastructure and the partnerships lined up in these other markets. So this is a great fit.

One of the things that we really like about RigNet is their focus on, we call it, digital transformation trends across all the industries. We are hyper focused in this area and they’ve done a really good job of laying the foundation. They’ve gone beyond of vanilla managed communication services in areas like machine learning and AI or artificial intelligence. These are key initiatives that help their customers operate more efficiently and, importantly, they drive higher customer loyalty, which is another focus area of ours. We think that together we can grow this business and export these capabilities to other enterprises.

Just from a structuring standpoint just to help you get an idea of how they fit in, their revenue for the past 12 months is about $225 million and while their EBITDA was $37.5 million. The transaction will be immediately accretive to cash flow and will slightly improve our leverage profile going forward. We think the all-stock nature of the transaction really allows us to align RigNet shareholders and our shareholders, let them participate in the upside. We obviously think our stock is below where it should be. RigNet feels theirs is too and so this helps us jointly realize the benefits.

Just a little thinking about our perspective, we’ve known and followed RigNet for a long time and this is a business we’ve always wanted to serve. It’s one of those verticals that we had planned to either go into organically or make an acquisition as a way to help jumpstart that process. We’d like to take our many sites in remote areas and with a critical need for dependable and secure connectivity. And the other key factor here is, we think those sites and what they’re going to do in the future need a lot of bandwidth. And that’s what we’re trying to bring to market.

As a company, they’ve shown strong, very strong execution capabilities in really challenging conditions and are not only expanding their business in managed communications for a leading innovator in the energy sector and have successfully commercialized innovative technologies such as their Intelie AI platform. What’s great about these types of technologies is they help the customer save money on their core operations more than offsetting the cost of the services associated with connectivity. So, it’s good for the customer and it’s good for us. And of course, their success and performance relative to their peers is a testament to the strength and leadership of the team that Steve and his group have brought. We’ve talked to their customers in previous years and their customers really trust the RigNet team.

So with that, Steve, I will turn over to you.

Steven E. Pickett

President, Chief Executive Officer & Director, RigNet, Inc.

Hey, thank you. Thank you, Rick. Appreciate it. First of all, I’m excited to be joining you on the call this morning to make this announcement to the both sets of shareholders and to our employees. As Rick said, I think there’s an opportunity for substantial value creation here as we combine the companies to create a vertically integrated leader in global managed communication services and digital transformation solutions.

For those of you who might be new to the RigNet story, we have a history of providing service and support to the industry and that goes back more than 40 years. And we do that across three business segments. The first is the legacy core business, our Managed Communications Services business. And in that business, we design, create, own and manage very complex voice and data networks for our customers who are operating in some of the harshest environments imaginable. And frankly, it’s in some of the most complex edges in the world, from the Outback of Australia to deepwater fields in offshore Brazil. Although we began primarily serving offshore drilling rigs, and therefore the name, we’ve expanded particularly over the last several years to deliver our solution to offshore production platforms and vessels, maritime vessels and a variety of other sites that include US and international land drilling sites, production sites and corporate offices.

As of September 30, we had 1,190 MCS or Managed Communications Services sites and generated revenue, as Rick mentioned, in more than 40 countries from over 600 customers. We also own the largest overwater network in the world in the Gulf of Mexico and provide communications via both microwave and LTE on that network. About two-thirds of our revenues come from that MCS, again our Managed Communications Services segment.

Another legacy business segment for RigNet is what we call Systems Integration or SI for short. We have a talented team of engineers and technicians around the world who serve as sub-contractors to major EPC companies who are building some of the largest and most technically advanced LNG and petro chemical plants, offshore platforms, floating production storage and offtake vessels, also referred to as FPSOs, in the world. Within this business, we design all elements of the communications package as well as assemble and test the various components before shipping to the customer’s location for installation.

We’re uniquely positioned to do this because we understand the needs of our energy customers in this particular business segment from 24-hour availability for critical communications to the inherent safety requirements that must be met in this industry when installing communications equipment in these dangerous and sometimes volatile environments. Systems Integration represents approximately 18% of revenue.

And finally, our newest and fastest growing segment, as Rick mentioned, is our Apps & IoT segment. We began building this segment in late 2016 as a way to offer digital solutions that sit on top of our already highly secure network delivering applications that are optimized for use in harsh network conditions where things like latency and high packet loss are key concerns when trying to get these specialized apps to work reliably.

We count about 11,000 IIoT or industrial IoT sites mostly pipelines in North America. We offer solutions in the area of applications that range from entertainment for offshore crews who might be spending 14 to 18 days at a time away from home on these remote assets to specialized weather data to business video solutions that support both interactive video communication between shore and these remote locations to video monitoring where through the use of digital video we’re able to apply data analytics to be able to watch for unique solutions without eyes on glass, so essentially to allow the data analytics to do that monitoring. So we can identify things like a man down and send an alert in order to notify people that there might be a dangerous situation for an employee who is working offshore.

And finally, in terms of Intelie, our real time AI back machine learning business is really a flagship within this Apps & IoT segment. And I should also mention Cyphre which is an important part of our cyber security portfolio that delivers a military grade, hardware-based encryption technology to our customers. Of the different elements of our Apps & IoT business, we are proudest of Intelie, which has captured logos in the industry, in the energy industry at a remarkable rate including companies like Petrobras, BP, Shell and Transocean.

If you’re familiar with the recent IPO of C3.ai, Intelie does much the same thing and our customers are just thrilled with its speed, its flexibility and its efficiency. The Intelie solution has been embraced by some very well-known non-oil and gas brands as well in food manufacturing, mining and maritime, and without a doubt, this combination with Viasat will allow us to further exploit opportunities in those vertical markets as well. Apps & IoT has grown from nothing to about 16% of revenue today. You can learn more about RigNet at investors.rig.net.

If we move to the next slide, let me highlight that we are really excited about not only what this means for RigNet and our shareholders, but what it means for our customer base as well which, as you can see from the few of the logos here include super majors, gas companies, national oil companies and some of the largest offshore service companies in the world. We believe this combination is beneficial for a number of reasons. First of all, both RigNet and Viasat already deliver superior service to our customers. And with this combination, we’ll be able to apply each other’s best practices to ensure both sets of customers receive best-in-class service. And as Rick said, we intend to continue serving RigNet’s customers through our existing offices, our team, and our support structure, eliminating any concern customers might have during our transition.

Secondly, both RigNet and Viasat are leading technology providers with deep expertise in our respective sectors. There are tremendous opportunities for technical and revenue synergies here as we’re able to apply each other’s capabilities in our respective customer bases. That’s going to be one of the major benefits of this kind of vertical integration.

Finally, it’s been part of RigNet’s strategy to expand into industries outside of oil and gas, particularly with Intelie and our cyber security solutions which, of course, are not industry specific solutions. They apply across all industries. But frankly, our size has constrained us, particularly in the current challenging macro environment. So being part of a larger organization will allow us to dedicate more resources to grow the contributions of these high value solutions much more rapidly than we could have done as a standalone company.

In summary, the RigNet team is excited, I’m excited about the opportunities and the combination that we’re creating here and I believe both sets of shareholders will reap the benefits. And with that Rick, let me hand it back to you. Rick, with that, I’ll hand it back to you.

Richard Allan Baldridge

President, Chief Operating Officer & Director, ViaSat, Inc.

Yeah. Thanks, Steve. I appreciate it. I was talking away but was on mute. Anyway, welcome, Steve and the RigNet team. I’m really happy to have this deal consummated and look forward to actually get it closed sometime this year and be – and to work together. I think it’s going to be a great, great team. With that, we’ll...

Steven E. Pickett

President, Chief Executive Officer & Director, RigNet, Inc.

I’m confident it’s going to be, Rick. So I’m looking forward to it.

Richard Allan Baldridge

President, Chief Operating Officer & Director, ViaSat, Inc.

Okay. I think that – I think we’re going to wrap it up there and there’ll obviously be some follow-up in the days to come from a communications standpoint. I know we’ve got some press that’s interested in talking today, but – so, Steve, thanks for getting up early and the rest of our team and we’ll look forward to talk to guys later. Good-bye.

Steven E. Pickett

President, Chief Executive Officer & Director, RigNet, Inc.

Bye-bye, all. Thank you, Rick.

Operator: And ladies and gentlemen, this does conclude today’s presentation you may now disconnect and may you have a wonderful day.

Additional Information and Where You Can Find It

Viasat will file with the SEC a registration statement on Form S-4, which will include the proxy statement of RigNet that also constitutes a prospectus of Viasat (the “proxy statement/prospectus”). INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT VIASAT, RIGNET, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC on Viasat’s website at https://www.viasat.com (for documents filed with the SEC by Viasat) or on RigNet’s website at https://www.rig.net (for documents filed with the SEC by RigNet).

No Offer or Solicitation

This communication is for information purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Viasat, RigNet, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding Viasat’s directors and executive officers is contained in Viasat’s Annual Report on Form 10-K for the fiscal year ended March 31, 2020 and its Definitive Proxy Statement on Schedule 14A, dated July 23, 2020, which are filed with the SEC and can be obtained free of charge from the sources indicated above. Information about the directors and executive officers of RigNet is set forth in its Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on March 11, 2020, and its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on March 30, 2020.

Forward-Looking Statements

This communication contains forward-looking statements regarding future events that are subject to the safe harbors created under the Securities Act of 1933 and the Securities Exchange Act of 1934. These statements are based on current expectations, estimates, forecasts and projections about the industries in which Viasat and RigNet operate and the beliefs and assumptions of their respective management. The parties use words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “goal,” “intend,” “may,” “plan,” “project,” “seek,” “should,” “target,” “will,” “would,” variations of such words and similar expressions to identify forward-looking statements. Forward looking statements include, among others, statements that refer to the benefits of and realization of synergies from the RigNet acquisition, including expected resulting enhancements to Viasat’s systems and services and the anticipated operations, financial position, liquidity, performance, prospects or growth and scale opportunities of Viasat, RigNet or the combined company; integration activities; the anticipated value of the combined business to Viasat and stakeholders; the expected performance of RigNet’s technologies; expected impact of the acquisition on Viasat’s results of operations and financial condition; anticipated growth and trends in the business or key markets of Viasat, RigNet and the combined company; the approval and closing of the merger, including the need for stockholder approval and the satisfaction of closing conditions; and plans, objectives and strategies for future operations. Readers are cautioned that actual results could differ materially from those expressed in any forward-looking statements. Factors that could cause actual results to differ include: risks and uncertainties related to the pending merger, including the failure to obtain, or delays in obtaining, required regulatory approval; the risk that such approval may result in the imposition of conditions that could adversely affect Viasat, RigNet or the expected benefits of the proposed transaction; the failure to satisfy any of the closing conditions to the proposed transaction on a timely basis or at all; the ability of Viasat to successfully integrate RigNet operations, technologies and employees; the ability to realize anticipated benefits and synergies of the acquisition, including the expectation of enhancements to Viasat’s products and services, greater revenue opportunities, operating efficiencies, and cost savings; the ability to ensure continued performance and market growth of RigNet’s business; changes in the global business environment and economic conditions; the availability and cost of credit; the ability to successfully develop, introduce, and sell new products and enhancements; changes in relationships with key customers, suppliers, distributors, resellers, and others as a result of the acquisition; Viasat’s and RigNet’s reliance on a limited number of third parties to manufacture and supply their respective products; the risk of litigation or regulatory actions to Viasat and/or RigNet; inability to retain key personnel; the impact of the COVID-19 pandemic on Viasat’s and RigNet’s business, suppliers, customers, and employees or the overall economy; and other factors affecting the communications industry generally. In addition, please refer to the risk factors contained in Viasat’s and RigNet’s SEC filings available at www.sec.gov, including Viasat’s and RigNet’s most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q and such reports that are subsequently filed with the SEC, including the proxy statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date on which they are made. Viasat undertakes no obligation to update or revise any forward-looking statements for any reason.